Exhibit 99.1

Sapiens Announces Proposed Public Offering of its Common Shares

Wednesday, November 13, 2013

Holon, Israel, November 13, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry with an emerging focus on the broader financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announced today that it has commenced an underwritten public offering of 5,650,000 of its common shares. The Company intends to grant to the underwriters for the offering an option to purchase from it up to an additional 847,500 of the Company's common shares to cover over-allotments in connection with the offering.

The Company intends to use the net proceeds of the offering for general corporate purposes, which may include, among other things, acquisitions or investments in complementary companies, products or technologies, additions to working capital, capital expenditures and other investments.

Barclays Capital Inc. is acting as the sole book-running manager for the offering, William Blair & Company L.L.C is acting as the lead manager for the offering and Needham & Company, LLC and Roth Capital Partners, LLC are acting as co-managers for the offering.

The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

The shares described above are being offered by the Company solely pursuant to a registration statement (including a prospectus) previously filed with and subsequently declared effective by the Securities and Exchange Commission, or SEC. A preliminary prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov.

Before you invest, you should read the prospectus included in the registration statement, the preliminary prospectus supplement and the other documents Sapiens has filed or will file with the SEC for more complete information about Sapiens and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement, when available, and accompanying base prospectus relating to this offering may be obtained from Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847, email: Barclaysprospectus@broadridge.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Forward-Looking Statements

Information provided in this press release regarding the proposed public offering includes “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated. Such statements relate to, among other things, the satisfaction of the conditions to closing of the offering, market conditions, and risks related to the Company's plans, objectives and expectations for future operations, including its projected results of operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to the risk factors discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 11, 2013 and amended on April 23, 2013. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com